

June 25, 2009

Mr. Anthony Zaradic
Chief Executive Officer, Chief Financial Officer, and President
Link Resources Inc.
392 Acadia Dr. S. E.
Calgary, Alberta, Canada T2J0A8

> **Re: Link Resources Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed June 4, 2009**
> **File No. 0-53401**

Dear Mr. Zaradic:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 1 – Approval of Amendment to Restated Certificate of Incorporation…

1.   Please supplement your disclosure to specify whether you presently have any plans, proposals, or arrangements to issue any of the proposed authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no

such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the proposed additional authorized shares of common stock.

Creation of Blank Check Preferred Stock

2. We note in your filing that you state that you attach as Exhibit "A" the proposed Amendment to the Company's Articles of Incorporation, but do not include an Exhibit "A" with the filing. Please revise your filing to include the proposed Amendment to the Company's Articles of Incorporation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey Fessler
       (212) 930-9725